EXHIBIT 4.1

THE STOCK PURCHASE PLAN 2003

Ericsson Inc. Stock Purchase Plan:

Conditions for the United States

Eligibility

•	All full-time/regular employees (working 30+ hours per week) are eligible to participate in the Ericsson Stock Purchase Plan.

•	Depending on pay status, an employee’s leave of absence may effect his or her participation in the plan. For any leave of absence where the employee continues to receive paychecks from the company (i.e., payments for wages, accrued vacaton, sick pay, etc.), participation will not be impacted. However, should the employee on a leave of absence either not receive such paychecks or stop receiving such paychecks (e.g., the employee has exhausted vacation pay, the employee begins receiving STD or LTD payments from the insurance company, etc.), the leave of absence will cause a temporary break in participation. This break in participation shall not inhibit an employee from re-entering the plan during the next enrollment period.

Participation

•	The enrollment period for the 2003 plan is June 1st through June 20th.

•	Employees that are eligible can signup during each enrollment period.

•	New Hires will be able to enroll as long as they do so within 60 days of their hire date, otherwise, they will have to wait until the next enrollment period.

•	New employees must be hired at least two months prior to next enrollment period.

•	The process to validate that only eligible employees are participating in the plan will be done in the same manner as the Benefits validation process.

•	Employees may stop contribution at any time by completing a Stop Contribution Form, however, will not be able to participate until the next Enrollment and/or Alteration Period.

•	Once participation is stopped any money that was contributed prior to termination in the plan will be returned to the employee if the shares have not yet been purchased. The termination must occur one week prior to the last pay day of the month before the Investment Date.

Employment Status

•	If you are laid off, outsourced, or if you retire your contribution shares will be matched approximately 30 days after termination of employment with the Ericsson Group. The 3-year vesting is waived.

•	If an employee terminates (voluntary or involuntary), reduces hours worked to less than 30 hours per week, or goes on unpaid leave of absence (non FMLA), he or she is no longer eligible to participate.

•	In the event of death, matching will accelerate approximately within 30 days of that day. And, the executor of the participant’s estate will be responsible for the participant’s shares/contributions.

•	If you terminate employment with Ericsson and transfer to the SonyEricsson group, you may not participate in the Ericsson Stock Purchase Plan. The shares you purchased will not be eligible for matching.

Mergers/Acquisitions/Sales

•	In the event of a merger, acquisition or sale, your contribution shares will be matched within approximately 30 days of termination of employment with the Ericsson Group. The 3-year vesting period is waived.

•	Any employee monies that are contributed prior to a merger/acquisition/sale will be returned to the employee if the shares have not yet been purchased.

Termination of Employment

•	Once an employee terminates employment (voluntary or involuntary), he or she is no longer eligible to participate.

•	Once an employee terminates, they must leave the plan indefinitely unless they are rehired, then they would follow the same guidelines as a new hire for eligibility.

•	If an employee terminates prior to an Investment Date, but after administrative deadlines, shares will be purchased for them. These shares are not eligible for the match.

•	Any employee monies that are contributed prior to termination of employment will be returned to the employee if the shares have not yet been purchased.

GCE Contractors

•	Employees of Ericsson on assignment are eligible to participate. However, this does not include Freelance Long-term assignments.

•	For those with US and non-US accounts, they will be separated into different accounts (ADRs vs. B-shares).

•	Matching will be done according to how the shares were invested (ADRs or B-shares). For those working in the US, it will be done in ADR’s.

Payroll

•	Payroll deductions for contributions will take place on a per payroll basis equivalent to 26 contributions per 12 month period.

Maximum Contribution

•	The maximum contribution will be calculated on a 12 month plan period.

•	Employees who enroll in the plan after its initial launch date will have their maximum contribution for the 12 month period pro-rated to reflect the number of months of non-participation.

•	There is no allowance for “catching up” if you don’t start at the initial launch.

•	You cannot contribute to the maximum early in the contribution period and then discontinue contribution and remain in the plan.

•	You can only make changes to the contribution amount during the Enrollment and Alteration Period.

Minimum Contribution

•	The minimum amount you can contribute is 1% of your gross base salary per month and per year.

•	The amount you can contribute is based on your base salary only.

Purchasing/Matching

•	Stock is only purchased once a quarter.

•	The stock administrator will invest your contributions in ADRs on the U.S. NASDAQ stock exchange on your behalf.

•	Upon purchase, the stock administrator will transfer the ADRs directly to the participant’s account without any involvement by Ericsson Inc.

•	Ericsson Inc will award the matching shares after the 3 year holding period unless you qualify for an accelerated match.

Taxes

•	The employer is required to withhold US income taxes, FICA and Medicare taxes based on the value of the matching shares when received by the employee. These withholding obligations are the liability of the employee.

•	If you terminate and qualify for an accelerated match, taxes will not be withheld from your final paycheck. Therefore, the employee is responsible for these reporting these taxes at the end of the year.

•	Income taxes will be withheld according to the rates then applicable by law to bonuses and other supplemental wage payments.

•	The employer will have additional funds withheld from the employee’s regular paycheck to cover the employee’s withholding requirement. The employee will submit such completed forms as are necessary to provide for the additional withholding from regular pay.

•	The employer has the right to cause some or all of the employee’s matching shares to be sold in order to satisfy the withholding requirements.

STOCK PURCHASE PLAN LIST OF DEFINITIONS

ADRs

American Depositary Receipts. A type of security that represents a specific number of the underlying shares on deposit with a custodian bank. ADRs are traded on the United States NASDAQ stock exchange and are quoted in US Dollars. Ten Ericsson B shares equals one Ericsson ADR.

Contribution

Deduction from payroll, limited to 7.5% of the gross base pay per month and per year, in total in no event exceeding SEK 50 000, or the equivalent thereof as specified in the Stock Purchase Plan Participation Agreement Form and/or the Local Stock Purchase Plan Conditions, per each 12 months period.

Contribution Period	A 24 months period, as from the local launch of the plan, during which Contribution can be made. The Contribution Period may under certain circumstances be shorter than 24 months.

Contribution Share	Whole or fraction of Ericsson B share/ADR purchased with Contribution.

Dividend Share

Whole or fraction of Ericsson B share/ADR purchased by the Stock Purchase Plan Administrator on behalf of the Participating Employee from dividend on any share held on the Employee Share Purchase Account. Dividend shares do not qualify for Matching.

Employee Share Purchase Account	An account with the Stock Purchase Plan Administrator where the Participating Employee’s Contribution Shares, Dividend Shares and Matching Shares are held on behalf of the Participating Employee.

Ericsson Group

Telefonaktiebolaget LM Ericsson and its group companies (Sw. koncernbolag) as defined in the Swedish Companies Act (i.e. a company directly or indirectly controlled by Telefonaktiebolaget LM Ericsson).

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Enrollment and Alteration Period

The first 15 days in May and November each year during the Contribution Period, during which period Participating Employee may a) enroll in the plan or b) alter (increase or decrease) the level of Contribution or c) re-enroll in the plan.

Ericsson Local Company	A company within the Ericsson Group which has implemented the Stock Purchase Plan and offered its employees to participate in the Stock Purchase Plan.

Global Stock Purchase Plan Conditions	The global conditions applicable to the Stock Purchase Plan being part of the Stock Purchase Plan Participation Agreement.

Gross Base Salary	The salary defined in the Local Stock Purchase Plan Conditions to be included when calculating the maximum amount allowed for Contribution.

Investment Date

The day when Contribution is invested in Contribution Shares. There will be eight Investment Dates during the plan period, occurring every three months on the 15th or first possible trading day after the 15th starting the fourth month after the local launch of the plan.

Local Stock Purchase Plan Conditions	Supplementary administrative rules established by an Ericsson Local Company being part of the Stock Purchase Plan Participation Agreement.

Matching

Transfer free of charge to the Employee Share Purchase Account of one Ericsson B share/ADR for each Contribution Share retained during the Qualifying Period, with deduction for withholding tax as a result of the Matching, if applicable.

Matching Date	The date when the Matching Share is awarded to the Participating Employee.

Matching Shares	Shares obtained by Matching.

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Participating Employee

Employee who has been offered to participate in the plan and has signed a Stock Purchase Plan Participation Agreement with an Ericsson Local Company and a Stock Purchase Plan Account Agreement with the Stock Purchase Plan Administrator.

Qualifying Period

A period of three years after the Investment Date on which a Contribution Share was purchased, during which period the Contribution Share must be retained on the Employee Share Purchase Account in order to qualify for Matching.

Stock Purchase Plan

The stock purchase plan constituted by the Stock Purchase Plan Participation Agreement, the Global Stock Purchase Plan Conditions, the Local Stock Purchase Plan Conditions and the Stock Purchase Plan List of Definitions.

Stock Purchase Plan Account Agreement	Agreement between a Participating Employee and the Stock Purchase Plan Administrator.

Stock Purchase Plan Administrator	An external administrator appointed by Telefonaktiebolaget LM Ericsson to globally administrate the Stock Purchase Plan.

Stock Purchase Plan Participation Agreement	Agreement between a Participating Employee and an Ericsson Local Company regarding participation in the Stock Purchase Plan.

Stock Purchase Plan Participation Agreement Form	A document/form signed by the Participating Employee and the Local Company being part of the Stock Purchase Plan Participation Agreement.

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GLOBAL STOCK PURCHASE PLAN CONDITIONS

The following terms and conditions form part of the Stock Purchase Plan Participation Agreement between an Ericsson employee and an Ericsson Local Company together with a Stock Purchase Participation Agreement Form, Local Stock Purchase Plan Conditions established by the Ericsson Local Company and the Stock Purchase Plan List of Definitions. A valid Stock Purchase Plan Account Agreement with the Stock Purchase Plan Administrator is a prerequisite for the validity of the Stock Purchase Plan Participation Agreement.

Capitalized terms shall have the meaning ascribed to them in the Stock Purchase Plan List of Definitions.

1	PARTICIPATION AND GENERAL OVERVIEW

1.1	Employees within the Ericsson Group may be invited by his or her employer, an Ericsson Local Company, to participate in the Stock Purchase Plan. The Local Stock Purchase Plan Conditions may set out that certain employment categories are excluded from participating in the Stock Purchase Plan.

1.2	Employees may enroll in the Stock Purchase Plan either immediately in connection with the local launch of the Stock Purchase Plan or after such launch. If the employee enrolls after the local launch of the Stock Purchase Plan, the following applies: Enrollment in the Stock Purchase Plan can only take place at two periods per calendar year, the Enrollment and Alteration Periods. New hires may also enroll in the plan during a period of two months from the employment date. Enrollment has to be communicated to the Ericsson Local Company in accordance with the Local Stock Purchase Plan Conditions and will be effected as from the next transfer of Contribution to the Stock Purchase Plan Administrator.

In the event a Participating Employee enrolled in the Stock Purchase Plan while being employed by a certain Ericsson Local Company, but subsequently, is transferred to/employed by another Ericsson Local Company, the Participating Employee will have to decide whether he wishes to enroll in the Stock Purchase Plan as applied by the new Ericsson Local Company (provided such Ericsson Local Company has launched the Stock Purchase Plan). Such enrollment can take place within two months from the transfer to/employment by the new Ericsson Local Company and, thereafter, at the Enrollment and Alteration Periods. If the new Ericsson Local Company has not launched the Stock Purchase Plan, or if the Participating Employee does not accept the Local Stock Purchase Plan Conditions applied by that company, Section 7.1 f below applies.

1.3	Under the Stock Purchase Plan:

a.	the Participating Employee agrees that certain payroll deductions are made from his/her salary during the Contribution Period, all as further set out in Section 2;

b.	the payroll deduction will be used for purchasing Ericsson B shares or ADRs (Contribution Shares), all as further set out in Section 3;

c.	after a certain period, the Qualifying Period, the Employee will receive from the Ericsson Local Company, one Ericsson B share/ADR for each Contribution Share (Matching), all as further set out in Section 4;

d.	under certain circumstances, the Contribution Period can expire prematurely, with or without right to matching, all as further set out in Section 7,

e.	under certain circumstances, the right to Matching may expire, all as further set out in Section 7.

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2	CONTRIBUTION

2.1	The Contribution Period is 24 months from the date communicated by Telefonaktiebolaget LM Ericsson as the global launch date of the Stock Purchase Plan. In the event the local launch of the Stock Purchase Plan is made by the Ericsson Local Company on a date later than the global launch date, the Contribution Period may consequently in practice be shorter since it then only will include the remainder of above mentioned 24 month period. In addition, the Contribution Period can be terminated in advance by the Ericsson Local Company if the Ericsson Local Company stops further Contributions in accordance with Section 2.5 below and concludes that no additional Contributions will be possible.

2.2	During the Contribution Period, Contributions are made by the Participating Employee’s consent to payroll deductions with each payroll cycle. If the Participating Employee has enrolled in the Stock Purchase Plan after the local launch of such plan, Contributions can only be made during the remainder of the Contribution Period and no Contributions can be made retroactively.

2.3	The Contribution is limited to 7.5 percent of the Gross Base Salary per month and per year, but can in no event exceed SEK 50,000 or the equivalent thereof as specified in the Stock Purchase Plan Participation Agreement Form and/or the Local Stock Purchase Plan Conditions, for each twelve-month period during which the Participating Employee has participated in the Stock Purchase Plan.

2.4	The Contribution may be stopped or altered by the Participating Employee in the following manners:

a.	The Participating Employee may stop the Contribution at any time, as long as the stoppage is communicated to the Ericsson Local Company in accordance with the Local Stock Purchase Plan Conditions,

b.	Alterations of the amount of Contribution can be made by the Participating Employee at two periods per calendar year (the Enrollment and Alteration Periods). Requested alterations have to be communicated to the Ericsson Local Company in accordance with the Local Stock Purchase Plan Conditions and will be effected as from the next transfer of Contribution to the Stock Purchase Plan Administrator.

If the Contribution is stopped, a re-enrollment can only be made in the Enrollment and Alteration Periods and has to be communicated to the Ericsson Local Company in accordance with the Local Stock Purchase Plan Conditions.

2.5	The Contribution may also be stopped or reduced by the Ericsson Local Company in the following case. The Stock Purchase Plan is based on a decision by the shareholders’ general meeting in Telefonaktiebolaget LM Ericsson to reserve a certain number of shares to be used as Matching Shares and to cover social security fees (and similar fees payable by any company in the Ericsson Group) relating to the benefits under the Stock Purchase Plan. In addition, it has further been decided that the total aggregate amount of Contributions made under the Stock Purchase Plan in the first 12 months may not be so high that a certain maximum number of corresponding Matching Shares thus required to be reserved is exceeded. Accordingly, in the event the aggregate Contributions made under the Stock Purchase Plan amount to such sums that the aforementioned reserved shares are not expected by the Ericsson Local Company to be sufficient to cover the Ericsson Group’s commitments in relation to additional Contributions or that the limitation for the first 12 months can be expected to be exceeded, the allowed Contribution amount may be reduced (temporarily or permanently) and Contributions already made (but not yet invested in Contribution Shares) may be repaid, entirely or partially (all to the extent the Contribution cannot be used for investing in Contribution Shares), to the Participating Employee. The Ericsson Local Company will endeavor to make the necessary proportional reductions of the amount of the Contributions that can be invested in Contribution Shares as fair as reasonably possible, but the exact calculation will be subject to the discretionary decision by the Ericsson Local Company taking into account, e.g., estimated share price on future Investment Dates.

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Any amount of the Contributions which cannot be invested in Contribution Shares will either be held to the next Investment Date(s) (if further investments in Contribution Shares are expected to be possible) or be repaid to the Participating Employee as soon as practically possible. The amount of the Contributions which could not be invested in Contribution Shares will be repaid without costs or foreign exchange risk to the Participating Employee. No compensation for interest will be paid to the Participating Employee.

2.6	A Contribution can only be made if money is available at the salary account with the Ericsson Local Company. If there is no money available or if only a sum smaller than the applicable Contribution amount is available, no Contribution will be made. The Local Stock Purchase Plan Conditions may include a possibility for the Participating Employee to make supplementary payments in order to enable Contributions to be made.

2.7	A Contribution can be reduced (maximum down to zero) in the event the Participating Employees Gross Base Salary has decreased to such extent that the existing Contribution amount is no longer within the maximum limits set out in Section 2.3.

2.8	As set out in Section 7, the right to make further Contributions may in certain cases expire prematurely.

3	INVESTMENT IN CONTRIBUTION SHARES

3.1	The Contribution will be held by the Ericsson Group and/or the Stock Purchase Plan Administrator on behalf of the Participating Employee until the next Investment Date. The Participating Employee is not entitled to interest on the Contribution.

3.2	After exchange to SEK or USD if applicable, and after deduction of applicable transaction fees, the Contribution will, upon instruction from the Ericsson Local Company, be invested in Contribution Shares at the earliest possible Investment Date by the Stock Purchase Plan Administrator on behalf of the Participating Employee.

3.3	The Participating Employee’s Contribution Shares will be held on behalf of the Participating Employee on an Employee Share Purchase Account. The Participating Employee may withdraw the Contribution Shares, but, as further set out in Section 7.2, such withdrawal may cause that no Matching will occur in relation to the withdrawn Contribution Shares.

3.4	Any Contribution that has not been invested in Contribution Shares at the date of termination of employment with the Ericsson Group, will be repaid to the Participating Employee at the latest with the final salary payment. Contributions not yet invested in Contribution Shares can also be repaid in the event it would transpire that the Contribution would exceed the maximum amounts allowed under Section 2.3. In addition, Contributions can be stopped or reduced in accordance with Section 2.5.

4	MATCHING

4.1	A Contribution Share held on the Employee Share Purchase Account for three years after the share’s Investment Date, the Qualifying Period, will qualify for Matching.

4.2	Matching of a Contribution Share will be made to the Employee Share Purchase Account on the Matching Date falling on the first possible bank day after the end of that share’s Qualifying Period.

4.3	As set out in Section 7.2, the right to Matching may expire in certain cases.

5	DIVIDEND

5.1	The Participating Employee is the beneficial owner of all shares held at the Employee Share Purchase account and any dividend from such shares will be reinvested in whole or fractions of Ericsson B-shares or ADRs, Dividend Shares.

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5.2	Dividend Shares do not qualify for Matching and may be transferred from the Employee Share Purchase account without affecting the right to Matching in relation to Contribution Shares.

6	SHARES ISSUE, SPLIT ETC

6.1	If the Participating Employee as a result of a bonus issue and/or split receives new issued Ericsson B-shares or ADRs from Contribution Shares, such new issued shares shall qualify for Matching on the same Matching Date as the Contribution Shares from which the new issued shares derived. For the purpose of the Stock Purchase Plan, such new issued shares shall in all respects be treated as Contribution Shares.

6.2	If a shareholders’ general meeting in Telefonaktiebolaget LM Ericsson decides on a cash issue with preferential rights for the shareholders, the Participating Employee is obliged to sell any and all rights to subscribe for new shares which the Participating Employee receives due to his/her holding of shares on the Employee Share Purchase Account on the record date for such issue. Any proceeds from such disposal shall be reinvested in new shares, which do not qualify for Matching.

7	EXPIRY OF RIGHT TO MAKE CONTRIBUTIONS AND LOSS OF RIGHT TO MATCHING

7.1	The right to make any further Contributions during the Contribution Period will expire in any of the following events:

a.	the Participating Employee’s employment within the Ericsson Group terminates voluntarily,

b.	the Participating Employee’ s employment within the Ericsson Group terminates by cause (other than redundancy or outsourcing),

c.	the Participating Employee’ s employment within the Ericsson Group terminates due to redundancy or outsourcing,

d.	the Participating Employee’ s employment is transferred to an entity outside the Ericsson Group,

e.	the company where the Participating Employee is employed ceases, irrespective for which reason, to be part of the Ericsson Group (e.g., without limitation, due to the sale of the company to a party outside the Ericsson group or the merger of the company with a party outside the Ericsson group),

f.	the Participating Employee’ s employment is either transferred to another company within the Ericsson Group or is terminated but in connection with entering into a new employment with another company within the Ericsson Group, all provided the Participating Employee does not agree to accept the Local Stock Purchase Plan Conditions applied by the new employer or the new employer has not launched the Stock Purchase Plan,

g.	the Participating Employee’ s employment terminates due to retirement, disability/sick pension or death,

h.	the Participating Employee is granted leave of absence upon his/her own request for other reasons than those reasons stated in the Local Stock Purchase Plan Conditions to be accepted reasons for continued Contributions,

i.	a revocation of the Participating Employee’ s consent to process personal data as set out in Section 9 below,

j.	a termination of the Employee Share Purchase Account agreement caused by the Participating Employee, and

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k.	the Participating Employee has committed a material breach of his/her obligations under the Stock Purchase Plan Participation Agreement and/or the Stock Purchase Plan Account Agreement.

In the event the right to make further Contributions during the Contribution Period terminates in accordance with the above, the following applies as regards Matching:

Matching within 30 days of the event will be made in the following cases: items c, d, e and g above.

No Matching at all will be made in the following cases: items a, b, i, j and k above,

Matching after the ordinary Qualifying Period will occur in the following cases: items f and h above.

For the sake of reference, further Contributions may also be stopped and/or reduced in the events set out in Section 2.5. Such stoppage or reduction will not affect the Matching for existing Contribution Shares.

7.2	The right to Matching will expire in any of the following events (irrespective whether such event occurs during or after the Contribution Period):

a.	a transfer of ownership of or interest in the Contribution Share(s) concerned prior to the end of the Qualifying Period, irrespective of whether such transfer is effected by a contract of sale, contract of barter, donation, seizure (or other remedies available to third parties in the event of insolvency or defaults), division of joint property of husband and wife or any other form of transfer of the ownership of or interest in the Contribution Share;

b.	a withdrawal of the Contribution Share(s) concerned from the Employee Share Purchase Account (irrespective of whether such withdrawal is caused by a transfer in item a above or by a transfer to another account of the Participating Employee);

c.	the occurrence of any of the events described in items a, b, i, j and k in Section 7.1.

In the event of a transfer and/or withdrawal in accordance with item a and b above of some but not all the Contribution Shares, the Contribution Shares concerned shall be deemed to be those Contribution Shares acquired at the first possible Investment Date.

In addition, Matching will be made within 30 days of the occurrence of any of the events described in items c, d, e and g in Section 7.1.

8	FEES, TAX ETC

8.1	Transaction fees for the purchase, selling and transfer of any shares held on the Employee Share Purchase Account are for the account of the Participating Employee. The fees are stated in the Stock Purchase Plan Account Agreement.

8.2	The Participating Employee is fully liable to pay any income tax due as a result of any right granted under the Stock Purchase Plan. When applicable, the Ericsson Local Company will, in accordance with relevant laws, require payment of, or retain an amount corresponding to, the withholding tax applicable for the Participating Employee, including by withholding against, and thereby reducing, the number of shares that otherwise would be delivered to the Participating Employee upon Matching.

8.3	The Ericsson Local Company will pay social and other compulsory employer’s fees and charges, which normally are charged to the employer at the time when the Matching Shares are granted.

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8.4	All taxes, social and other compulsory fees and charges other than those referred to in Article 8.3, which may be incurred in connection with the grant of the Matching Shares or at any other occasion, shall be paid by the Participating Employee. If such taxes, fees and costs are charged to the Ericsson Group, then such company shall have the right to charge such taxes or costs to the Participating Employee. Such company is hereby granted a power of attorney by the Participating Employee to sell the corresponding shares held on the Employee Share Purchase Account in order to pay such taxes, fees and costs.

9	CONSENT TO PROCESS PERSONAL DATA

9.1	The Ericsson Local Company (and the entities it engages in connection with the fulfillment of its obligations under this Stock Purchase Plan Participation Agreement) will endeavor to handle all personal data in a confidential manner and will take all reasonable steps to make such handling secure and safe. For the purposes referred to below, the Participating Employee by signing the Stock Purchase Plan Participation Agreement consents to the processing of personal data (including, without limitation, personal identity number) relating to him or her by the Ericsson Local Company, by other involved companies within the Telefonaktiebolaget LM Ericsson group of companies, the Stock Purchase Plan Administrator and such other entities engaged by said parties.

The purposes of the processing will be to:

*	administer the Stock Purchase Plan, including, without limitation, keeping of records, making computations and compiling information on the implementation of and participation in the Stock Purchase Plan, transferring funds and all other actions reasonably required for the compliance with the terms and conditions of this Stock Purchase Plan Participation Agreement,

*	fulfill any governmental filing requirements (e.g. to tax authorities and financial supervisory authorities) and any obligations to provide information to trade unions,

*	The processing of personal data may include any manual or automatic measure taken with the personal data, including but not limited to gathering, registration, storing, deleting and disclosing such information to third parties. The transfer of personal data may also be made outside the European Union and the United States of America.

The Participating Employee’s consent above to the processing of personal data is essential to the Ericsson Local Company in order to be able to fulfill its obligations under this Stock Purchase Plan Participation Agreement. In the event the Participating Employee would revoke his or her consent, the Ericsson Local Company may terminate this Stock Purchase Plan Participation Agreement and the consent to process personal data shall, despite the revocation, continue to apply during such time which is reasonably required in order to discontinue the Participating Employee’s participation in the Stock Purchase Plan.

10	AMENDMENTS

The Stock Purchase Plan Participation Agreement (including its Stock Purchase Plan Participation Agreement Form, Global Stock Purchase Plan Conditions, Local Stock Purchase Plan Conditions and Stock Purchase Plan List of Definitions) sets out the entire agreement between the Participating Employee and the Ericsson Local Company as regards the subject matters thereof. NO ORAL STATEMENTS MADE BY EITHER PARTY MAY AMEND THIS STOCK PURCHASE PLAN PARTICIPATION AGREEMENT BUT ANY AND ALL AMENDMENTS OF THE STOCK PURCHASE PLAN PARTICIPATION AGREEMENT MUST BE IN WRITING SIGNED BY THE PARTICIPATING EMPLOYEE AND AUTHORIZED SIGNATORIES OF THE ERICSSON LOCAL COMPANY IN ORDER TO BE VALID.

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The Stock Purchase Plan Participation Agreement may, however, alternatively be amended unilaterally by the Ericsson Local Company if advisable due to legislative or administrative circumstances and by written notice to the Participating Employee. Any such changes shall not impair in any material respect the Participating Employee’s rights in this Stock Purchase Plan Participation Agreement before taxes.

In addition to and notwithstanding the above, the Stock Purchase Plan Participation Agreement may also be amended by the Ericsson Local Company provided the employee representatives on the board of directors in Telefonaktiebolaget LM Ericsson have approved such amendments in writing.

11	ASSIGNMENT

The Ericsson Local Company shall be entitled to assign all of, or parts of, its rights and obligations under the Stock Purchase Plan Participation Agreement to any company within the Ericsson Group.

Any and all rights and obligations of the Participating Employee under the Stock Purchase Plan Participation Agreement are personal and may not be transferred or otherwise assigned to any third party.

12	APPLICABLE LAW AND DISPUTES

Swedish law (without taking into account its rules on conflict of laws) shall apply to the Stock Purchase Plan Participation Agreement. Disputes, if any, shall be settled by the court stated in the Stock Purchase Plan Participation Agreement Form or the Local Stock Purchase Plan Conditions.

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